SunEdison Semiconductor Limited

11 Lorong 3 Toa Payoh

Singapore 319579

June 22, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunEdison Semiconductor Limited
Registration Statement on Form S-3
Registration No. 333-204596

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SunEdison Semiconductor Limited (the “Registrant”), respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-3, Registration No. 333-204596 (the “Registration Statement”), to 4:00 p.m., eastern time, on June 23, 2015, or as soon thereafter as practicable.

In connection with this request for acceleration, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact LaDawn Naegle of Bryan Cave LLP, counsel to the Registrant, at (202) 508-6046, or in her absence, Andrew Rodman at (212) 541-1197, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

SunEdison Semiconductor Limited

By:	/s/ Sally H. Townsley
Name:	Sally H. Townsley
Title:	Senior Vice President and General Counsel